Exhibit 4.12

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OMISSIONS HAVE BEEN INDICATED BY ASTERISKS (“[***]”), AND THE OMITTED TEXT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

MEMORANDUM OF UNDERSTANDING
This Memorandum of Understanding (this “MOU”) is entered into as of January 23, 2019 (“MOU Date”) by and among Nikon Corporation, a corporation organized under the laws of Japan (“Nikon”), ASML Holding N.V., a corporation organized under the laws of the Netherlands (“ASML”), Carl Zeiss SMT GmbH (“Zeiss SMT”) and, with regard to Sections 3(b) only, Carl Zeiss AG (“Carl Zeiss”), both companies organized under the laws of Germany. Nikon, ASML and Zeiss SMT are hereinafter also referred to collectively as the “Parties” and each individually as a “Party.”

RECITALS
A.    Nikon, ASML, Carl Zeiss, and Zeiss SMT are parties to certain litigation, International Trade Commission, opposition, inter partes review, and other proceedings, including without limitation those listed in Exhibit A (collectively, “Pending Proceedings”).
B.    The Parties are entering into this MOU to memorialize their mutual understanding of the material terms upon which they wish to settle, dismiss, and terminate the Pending Proceedings and to grant each other certain rights under their respective current and future patents. The Parties will promptly negotiate in good faith a definitive settlement, release, and license agreement (“Definitive Agreement”) to give effect to the terms of settlement described in Exhibit B hereof and the other terms set forth herein.
1.    Definitions. When used in this MOU, the following terms shall have the meanings ascribed to them below:
“Affiliate” means, with respect to an entity, any other entity that controls, is controlled by or is under common control with such first entity, where “control” means possession, directly or indirectly, of the power to direct or cause the direction of management, business affairs or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For avoidance of doubt, [***] and its subsidiaries are not Affiliates of Carl Zeiss and Zeiss SMT for purposes hereof and the Definitive Agreement.
“Completion Date” means February 6, 2019 (Japan Time) or such date as may be extended by mutual consent of the Parties, which consent shall not be unreasonably withheld.
“Designated Neutral” means the Honorable [***] or, if he is unable or unwilling to perform any particular function, a substitute of comparable experience who is mutually agreeable to the relevant Parties.
“Payment” means the payment of One Hundred Fifty Million Euros (€150,000,000.00) to be made to Nikon as set forth in the “Consideration For Rights Conveyed” section of Exhibit B.
“Pending Proceedings” has the meaning set forth in Recital A hereof.

2.    Pending Proceedings. The Parties, upon the MOU Date, shall confer about and take appropriate actions, to the extent reasonably practicable without compromising any underlying action, for suspending or rescheduling activities in the Pending Proceedings. For purposes of clarification, the foregoing sentence does not require any Party to seek dismissal of any Pending Proceedings prior to completion and execution of the Definitive Agreement.
3.    Definitive Agreement.
(a)    Nikon/ASML/Zeiss SMT. The Parties will negotiate in good faith a Definitive Agreement consistent with and to give effect to the terms set forth in Exhibit B attached hereto, which is hereby incorporated by reference, and containing terms precluding the circumvention of the parties’ agreement and such other terms and conditions as the Parties may reasonably agree.
(b)    Carl Zeiss. Carl Zeiss will authorize Zeiss SMT to enter into the Definitive Agreement and grant the releases, licenses, and other rights granted therein on behalf of itself and Carl Zeiss and all of their other Affiliates.
(c)    Drafting of Agreements. The Parties agree that the initial draft of the Definitive Agreement will be prepared by Nikon and distributed on or before January 23, 2019, PST. ASML and Zeiss will review, revise, and respond to Nikon’s initial draft on or before January 28, 2019, PST. The parties will then jointly confer with the Designated Neutral on or before January 30, 2019 regarding their drafting progress. Each of the foregoing dates may be extended by mutual consent of the Parties, which consent shall not be unreasonably withheld. The Parties will work diligently and in good faith to complete and execute the Definitive Agreement on or before the Completion Date. The Parties agree to seek the assistance of the Designated Neutral if required to resolve any disagreements over the terms of the Definitive Agreement.
(d)    Payments. The Payment shall be made on terms as set forth in the Definitive Agreement. The Payment and the running royalties set forth in the “Consideration For Rights Conveyed” section of Exhibit B shall be the sole monetary consideration for the rights conveyed in the Definitive Agreement, and no other payments are due under the Definitive Agreement from a Party to another Party.
4.    Failure to Complete Agreements. If the Parties cannot reach agreement on all terms of the Definitive Agreement by the Completion Date, then the Designated Neutral will have full authority and discretion to decide any remaining disputes so as to complete the Definitive Agreement to give effect to the terms in Exhibit B, which the Parties request occur no later than five (5) days after the Completion Date. The Parties will execute the Definitive Agreement as so completed by the Designated Neutral within five (5) days.
5.    Joint Press Release. The Parties agree to the joint press release attached hereto as Exhibit C, which is hereby incorporated by reference, and agree that such press release may be issued by any of the Parties at or after 7 a.m. CET/3 p.m. JST on Wednesday, January 23, 2019.
6.    Confidentiality. Other than as set forth in the press release described in Section 5, the terms of the settlement among the Parties, including the terms of this MOU and the exhibits hereto, constitute confidential information of each Party, and no Party will disclose any such terms to any third party without the prior written consent of each of the other two Parties, except that each Party may disclose the terms of this MOU (including the exhibits hereto) (a) to the extent reasonably necessary, in confidence, to its legal counsel and accountants, (b) as requested by any governmental agency or court or required by any applicable law or the applicable rules or regulations of any securities exchange on which any of such Party’s securities are listed (in each case as determined by such Party upon advice of counsel), provided that prior to any such required disclosure, the disclosing Party minimizes the scope of such disclosure (including by making redactions to documents provided as part of such disclosure) to the extent permitted under applicable law and coordinates with the other Parties with respect to the scope of such disclosure, or (c) to Judge [***] including in connection with the procedure described in paragraph 4 and otherwise in connection with the enforcement of this MOU or the Definitive Agreement. The Parties shall discuss the appropriate scope of confidentiality applicable to the Definitive Agreement, including the extent to which terms relevant to Covered Entities may be disclosed to them, and the circumstances under which such disclosures may be made.
7.    Representations and Warranties. Each Party represents and warrants to the other Parties as follows:
(a)    Authority. Such Party has all requisite corporate power and authority to execute and deliver this MOU and to carry out the provisions of this MOU. The execution, delivery and performance by such Party of this MOU have been approved by all requisite action on the part of such Party, and no other corporate proceeding on the part of such Party is necessary to authorize this MOU.
(b)    No Conflicts. Such Party’s execution, delivery and performance of this MOU do not and will not conflict with, violate or result in any breach of any relevant law or any provision of any license, agreement, contract, understanding, arrangement, commitment or undertaking of any nature (whether written or oral) to which such Party is a party.
8.    Governing Law. This MOU is to be construed in accordance with and governed by the internal laws of the State of New York, U.S.A. without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the Parties.
9.    Severability. If any provision of any license granted to a Party, including any restriction or condition on such license, is found to be unenforceable, the Parties agree that all three Parties will negotiate in good faith a valid and enforceable substitute provision for the unenforceable provision that achieves, to the greatest extent possible, the original intent of the Parties.
10.    Binding MOU. Each Party agrees that the terms of this MOU are valid, legally binding on, and enforceable against such Party.
11.    Dispute Resolution. It is hereby stipulated and agreed among the Parties to submit all disputes and controversies as to the interpretation and enforcement of this MOU to neutral, binding arbitration before the Designated Neutral, pursuant to Commercial Arbitration Rules and JAMS Arbitration Administrative Policies. The Parties hereby give up any rights they might have to have such disputes decided in a court or jury trial. The Parties agree that the Designated Neutral shall serve as arbitrator and that after he and the other Parties receive written notice of a request for such arbitration, he shall cease any ex parte communications with the Parties.
12.    Miscellaneous. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this MOU to any other person without the prior written consent of the other Parties. Any purported or attempted assignment, delegation or other transfer of any rights or obligations under this MOU in contravention of the foregoing sentence shall be null and void. Subject to the foregoing, this MOU shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. This MOU (including the Exhibits hereto) constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof, and supersedes any communications, representations, understandings and agreements, either oral or written, between the Parties prior to, but not on the date hereof, with respect to such subject matter (but does not supersede any written executed agreements signed by authorized representatives of the Parties). This MOU may not be altered or amended except by a written instrument signed by authorized legal representatives of all Parties. Any waiver of the provisions of this MOU or of a Party’s rights or remedies under this MOU must be in writing to be effective.

IN WITNESS WHEREOF, the Parties and Carl Zeiss have caused this MOU to be executed and delivered by their respective duly authorized representatives as of the date first above written.
[SIGNATURE PAGES TO FOLLOW]

Nikon Corporation                ASML Holding N.V.
By: /s/ Masashi Oka                By: /s/ P.T.F.M. Wennink
Name:    Masashi Oka                Name: P.T.F.M. Wennink
Title: Representative Director, Senior     Title: President & CEO
Executive Vice President & CFO

Carl Zeiss SMT GmbH            ASML Holding N.V.
By: /s/ Dr. Karl Lamprecht            By: /s/ M.A. van den Brink
Name:    Dr. Karl Lamprecht            Name:    M.A. van den Brink
Title: CEO                    Title: President & CTO

By: /s/ Dr. Andreas Zeiler
Name:    Dr. Andreas Zeiler
Title: VP Intellectual Property

Carl Zeiss AG
By: /s/ Dr. Karl Lamprecht
Name:    Dr. Karl Lamprecht
Title: Member of the Board

By: /s/ Ulrich Hoffmann
Name:    Ulrich Hoffmann
Title: SVP, General Counsel

EXHIBIT A
Pending Proceedings
Court of Appeal of The Hague, Case No. 200.246.142,
Court of Appeal of The Hague, Case No. 200.249.089
Court of Appeal of The Hague, Case No. 200.249.121
Court of Appeal of The Hague, Case No. 200.250.327
Court of Appeal of The Hague re incident Zeiss in C/09/553926 [Case No. not yet assigned]
Court of Appeal of The Hague re incident Zeiss in C/09/552858 [Case No. not yet assigned]
Court of Appeal of The Hague re incident Zeiss in C/09/550816 [Case No. not yet assigned]
District Court of The Hague, Case No. C/09/537395
District Court of The Hague, Case No. C/09/539155
District Court of The Hague, Case No. C/09/541038
District Court of The Hague, Case No. C/09/542245
District Court of The Hague, Case No. C/09/543446
District Court of The Hague, Case No. C/09/546837
District Court of The Hague, Case No. C/09/547803
District Court of The Hague, Case No. C/09/548890
District Court of The Hague, Case No. C/09/550816
District Court of The Hague, Case No. C/09/552858
District Court of The Hague, Case No. C/09/553926
District Court of The Hague, Case No. C/09/555962
District Court of The Hague, Case No. C/09/564829
District Court of The Hague, Case No. C/09/566317
District Court of The Hague, Case No. C/09/566318
District Court of The Hague, Case No. C/09/566718
District Court of The Hague re infringement EP3098835, [Case No. unknown or not yet assigned]
District Court of The Hague re invalidity EP1837895, [Case No. not yet assigned]

District Court of The Hague re invalidity EP1667211, [Case No. not yet assigned]

District Court of The Hague re invalidity EP1672681, [Case No. not yet assigned]

District Court of The Hague re invalidity EP1860684, [Case No. not yet assigned]

District Court of The Hague re invalidity EP1760528, [Case No. not yet assigned]

District Court of The Hague re invalidity EP2278402, [Case No. not yet assigned]

District Court of Amsterdam, Case No. C/13/629347

Federal Patent Court (Munich), Case No. 2 Ni 45/17 (EP)
Federal Patent Court (Munich), Case No. 2 Ni 46/17 (EP)
Higher regional court of Karlsruhe, Case No. 6 U 47/18
Mannheim District Court, Case No. 7 O 79/17
Mannheim District Court, Case No. 7 O 155/17, which was branched off as separate proceeding of Case No. 7 O 79/17,
Mannheim District Court, re infringement EP2645406 [Case Nos. not yet assigned]
Mannheim District Court re infringement EP2615479, [Case No. not yet assigned]
Tribunal de Grande Instance de Paris, 3ème chambre 1ère section (17/12180)
European Commission Case AT. 40601
Tokyo District Court (Div. 29) (Heisei30-wa-7874) (Japan)
Tokyo District Court (Div. 29) (Heisei29-wa-14297) (Japan)
Tokyo District Court (Div. 29) (Heisei29-wa-14357) (Japan)
Tokyo District Court (Div. 29) (Heisei29-wa-17476) (Japan)
Tokyo District Court (Div. 29) (Heisei29-yo-22032) (Japan)
Tokyo District Court (Div. 29) (Heisei29-wa-27578) (Japan)
Tokyo District Court (Div. 40) (Heisei29-wa-13532) (Japan)
Tokyo District Court (Div. 40) (Heisei29-wa-14298) (Japan)
Tokyo District Court (Div. 46) (Heisei29-wa-13535) (Japan)
Tokyo District Court (Div. 46) (Heisei29-wa-14356) (Japan)
Tokyo District Court (Div. 46) (Heisei29-yo-22050) (Japan)

Tokyo District Court (Div. 46) (Heisei29-wa-31146) (Japan)
Tokyo District Court (Div. 47) (Heisei29-yo-22033) (Japan)
Tokyo District Court (Div. 47) (Heisei29-wa-27577) (Japan)
Tokyo District Court (Div. 47) (Heisei29-yo-22051) (Japan)
Tokyo District Court (Div. 47) (Heisei29-wa-30820) (Japan)
Japan Patent Office (2017-800133) (Invalidation trial against JP4987301) (Japan)
Japan Patent Office (2018-800074) (Invalidation trial against JP4791421) (Japan)
Japan Patent Office (2018-800147) (Invalidation trial against JP4776551) (Japan)
Japan Patent Office (2018-800150) (Invalidation trial against JP5462739) (Japan)
International Centre for Dispute Resolution, Case No. 01-18-0002-1823
USITC, Case No. 337-TA-1059
USITC, Case No. 337-TA-1128
USITC, Case No. 337-TA-1129
USITC, Case No. 337-TA-1137
N.D. Cal., Case No. 3:18-cv-04403
N.D. Cal., Case No. 3:18-cv-05592
N.D. Cal., Case No. 17-mc-80071-BLF-SVK
N.D. Cal., Case No. 18-mc-80051-EDL
N.D. Cal., Case No. 18-mc-80070-EDL
C.D. Cal., Case No. 2:17-cv-03221, on appeal to the United States Court of Appeals for the Federal Circuit, Case No. 2019-1068
C.D. Cal., Case No. 2:17-cv-03225
C.D. Cal., Case No. 2:17-cv-07083
C.D. Cal., Case No. 2:17-cv-07084
D. Ariz., Case No. 2:17-mc-00035-JJT
E.D.N.Y., Civil Action No. 18-mc-01278-ADS
PTAB (IPR2018-00220)

PTAB (IPR2018-00227)
PTAB (IPR2018-00686)
PTAB (IPR2018-00687)
PTAB (IPR2018-00688)
EPO opposition proceedings re EP1780722 (reference X.15611); oral proceedings are scheduled to take place on Wednesday, October 16, 2019 in Munich.
EPO Board of Appeal Number T1917/15-3.4.02 (EPO); oral proceedings are scheduled to take place on Wednesday, January 23, 2019 in Munich.
EPO Board of Appeal Number T1153/15-3.4.02 (EPO); oral proceedings are scheduled to take place on Wednesday, March 13, 2019 in Munich.
Case No. 4W102506 (China)
Case No. 4W102505 (China)
Case No. 4W102507 (China)

EXHIBIT B
MATERIAL TERMS OF SETTLEMENT

Topic	Key Terms
Parties
The parties to the agreement will be ASML Holding N.V. (“ASML”), Nikon Corporation (“Nikon”), and Carl Zeiss SMT GmbH (“Zeiss”).

The licenses will benefit each party and that party’s direct, and indirect controlled current and future subsidiaries (collectively, “Subsidiaries”) and, in the case of Zeiss with respect to Digital Cameras, Carl Zeiss AG and its Subsidiaries.

Patents are licensed regardless where they are held within a group of affiliated companies, thus a “Grantor” means a party and its affiliates (i.e., any entity that directly or indirectly, controls, is controlled by, or is under common control either with Nikon or with ASML or Zeiss, individually or jointly).

Licensed Patents
“Licensed Patents” of a Grantor means all Patents (as defined in the 2004 agreements) that are Licensable by that Grantor at any time during the Term, and for purposes of the Post-Term provision herein means all Patents with an Effective Application Date (as defined in the 2004 agreements) before the end of the Term.

A patent is “Licensable” by a Grantor, if that Grantor (a) owns that patent, or (b) has the right to license that patent, without that license resulting in a requirement to make a payment to any person or entity that is not an affiliate or a current or former employee of that Grantor.

Conversion rights. ASML and Zeiss jointly on the one hand and Nikon on the other each shall have the right to convert up to twenty (20) Licensed Patent families into permanently licensed patents. Any patent (“Second Patent”) having one or more claims that are not inventive over the subject matter disclosed in any patent within a converted Licensed Patent family if such patent were full prior art to that Second Patent, shall be deemed a member of the converted Licensed Patent family. For the avoidance of doubt, a claim of a Second Patent is not inventive under this provision if any converted Licensed Patent, alone or in combination with other prior art, would render the claim anticipated or obvious if that converted Licensed Patent were full prior art to the Second Patent. Conversion rights are exercisable at any time on or before 6 months after expiration of the Term. Upon exercise of a Conversion right by a Party, the license and immunities as granted in the Definitive Agreement under the relevant converted patents will become perpetual, retroactive as of the Effective Application Date of the converted Licensed Patent family, and a Nikon Licensed Patent family converted jointly by ASML and Zeiss to permanently licensed shall be permanently licensed to both.

Licensed Products
“ASML Licensed Products” means lithography equipment (including EUV Lithography Products) and components for use in lithography equipment (including EUV Lithography Products) that are designed, made, have made, used, sold, offered for sale, or imported by or on behalf of ASML or its Subsidiaries, and all applications therefor, as well as such other products as may be agreed by the parties; but excluding ASML Excluded Products and components for ASML Excluded Products. For purposes of clarification, lithography equipment and components licensed pursuant hereto are licensed in their entirety, including any third-party components and materials thereof or therefor that were not designed by or for ASML or its Subsidiaries.

“Nikon Licensed Products” means (1) lithography equipment (including FPD/Large Area Substrate Products) and components for use in lithography equipment (including FPD/Large Area Substrate Products) and (2) Digital Cameras, in each case that are designed, made, have made, used, sold, offered for sale, or imported by or on behalf of Nikon or its Subsidiaries, and all applications therefor, as well as such other products as may be agreed by the parties; but excluding Nikon Excluded Products and components for Nikon Excluded Products. For purposes of clarification, lithography equipment and components and Digital Cameras licensed pursuant hereto are licensed in their entirety, including any third-party components and materials thereof or therefor that were not designed by or for Nikon or its Subsidiaries.

“Zeiss Licensed Products” means (1) components for use in lithography equipment (including EUV Lithography Products) and (2) Zeiss Digital Cameras, in each case that are designed, made, have made, used, sold, offered for sale, or imported by or on behalf of Zeiss (or, with regard to Zeiss Digital Cameras, Carl Zeiss AG) or its Subsidiaries, and all applications therefor, as well as such other products as may be agreed by the parties; but excluding components for Zeiss Excluded Products. For purposes of clarification, components for use in lithography equipment and Zeiss Digital Cameras licensed pursuant hereto are licensed in their entirety, including any third-party components and materials thereof or therefor that were not designed by or for Zeiss or its Subsidiaries.

“EUV Lithography Products” means lithography systems that image using radiation with wavelengths of 20 nanometers or less, and all components thereof and therefor.

“FPD/Large Area Substrate Products” means products (including lithography equipment) for the manufacture of flat panel displays or substrates having a dimension greater than 500 mm along any dimension. For the avoidance of doubt, this definition does not include products for the manufacture of semiconductor wafers of any size.

“Digital Camera” means a complete digital camera or digital camera body for personal or professional photography (including video) use. “Digital Camera” does not include microscopes, medical imaging equipment, or stand-alone lenses.

“Zeiss Digital Camera” means (a) Zeiss’s ZX1 Digital Camera, and (b) future Digital Cameras [***].
[***].

Licenses granted will not cover activities in which a licensee or its affiliates act as a foundry or conduit for a third party or takes title to third party products for the purpose of “laundering” such products from claims of infringement under the patents of a licensor Party.

Exclusions
“ASML Excluded Products” means FPD/Large Area Substrate Products.

“Nikon Excluded Products” means (a) EUV Lithography Products; and (b) laser sources [***].

“Zeiss Excluded Products” means FPD/Large Area Substrate Products.

Supplier Covenants	[***].
Territory	Worldwide
Grant
Nikon to ASML. Nikon, on its own behalf and on behalf of its other Grantor entities, grants to ASML and its Subsidiaries, a worldwide, non-exclusive, non-sublicensable, non-transferable license, under Nikon’s Licensed Patents, to make, have made, use, sell, offer for sale, and import ASML Licensed Products during the Term, and permanently for any Converted Licensed Patent family.

Nikon to Zeiss. Nikon, on its own behalf and on behalf of its other Grantor entities, grants to Zeiss and its Subsidiaries, a worldwide, non-exclusive, non- sublicensable, non-transferable license, under Nikon’s Licensed Patents, to make, have made, use, sell, offer for sale, and import Zeiss Licensed Products during the Term, and permanently for any Converted Licensed Patent family.

ASML to Nikon. ASML, on its own behalf and on behalf of its other Grantor entities, grants to Nikon and its Subsidiaries, a worldwide, non-exclusive, non-sublicensable, non-transferable license, under ASML’s Licensed Patents, to make, have made, use, sell, offer for sale, and import Nikon Licensed Products during the Term, and permanently for any Converted Licensed Patent family.

Zeiss to Nikon. Zeiss, on its own behalf and on behalf of its other Grantor entities, grants to Nikon and its Subsidiaries, a worldwide, non-exclusive, non-sublicensable, non-transferable license, under Zeiss’s Licensed Patents, to make, have made, use, sell, offer for sale, and import Nikon Licensed Products during the Term, and permanently for any Converted Licensed Patent family.

Immunities	Immunity for Licensed Products: Language from 2004 agreements, including defensive suspension (strikeback) rights against [***], with the following modifications: [***].

Release
Each licensor Party, on its own behalf and on behalf of its other Grantor entities, releases each licensee Party and its Subsidiaries (that are Subsidiaries on the effective date of the agreement) and Carl Zeiss AG, from any and all claims or liability for infringement of the licensor Party’s Licensed Patents, which claims or liability are based on (as defined in the Immunity clause) acts before the effective date of the agreement that would have been licensed under the agreement had they been performed after the effective date of the agreement.

The [***] immunity provisions will apply retroactively to Licensed Products sold before the effective date of the Definitive Agreement.

Term
The “Term” of the agreement and the licenses granted thereunder shall be until ten years from the signature date. Releases, license grants for any Converted Licensed Patent family, and immunities with respect to Licensed Products sold prior to the end of the term, survive beyond the expiration of the Term.

Post-Term. After the Term, remedies for infringement of any Patent(s) with an Effective Application Date (as defined in the 2004 agreements) before the end of the Term by the counter-Party’s Licensed Product(s) shall be limited to damages in the form of a reasonable royalty applied against a royalty base that is apportioned to reflect the value of such Licensed Product(s) attributable to the patented features, and exclude from the base any value attributable to unpatented features, as determined by the court . Injunctive relief of any kind (including exclusion orders) shall not be available under such Patents with regard to the counter-Party’s Licensed Product(s). Whether such Licensed Product(s) infringe any such Licensed Patent(s), all defenses to such a claim, and any such reasonably royalty in the event liability is found, shall be determined by a court mutually agreed upon by the involved Parties, to the extent such court accepts such jurisdiction, and otherwise by any one or more courts of competent jurisdiction. The Parties agree to select one or more agreed upon courts for the purposes of such Post-Term dispute resolution in their Definitive Agreement.

[***]
Other
Customary representations and warranties and miscellaneous terms. New York law.

US Term Extensions. To the extent any patent expires outside of the US prior to the expiration of the Term, but due to a patent term extension in the US, one or more US counterpart persists beyond the expiration of the Term, such US counterparts shall be deemed licensed through the expiration of the US term extension.

All pending court, patent, ITC and other proceedings will be dismissed with prejudice in all forums; provided, however, that no Party shall be precluded from challenging the validity of (a) any Licensed Patent expiring after the Term or (b) any patent alleged to cover anything that is not a Licensed Product.

Consideration For Rights Conveyed
ASML/Zeiss to Nikon: As set forth in Section 3(d) of the MOU, ASML and Zeiss collectively will pay to Nikon a sum of One Hundred Fifty Million Euros (€150 million).

ASML/Zeiss to Nikon: ASML and Zeiss collectively will pay to Nikon a running royalty equal to eight tenths of one percent (0.8%) of the net sales price of entire immersion lithography systems (where for purposes of clarification “net sales price” is determined based on sales revenue booked for a system first shipped to a customer) that are ASML Licensed Products sold during the period commencing on the signature date and continuing for ten (10) years (or made during and sold after that period; where for purposes of clarification an immersion lithography system is made as of the date that it passes final qualification testing).

Nikon to ASML/Zeiss: Nikon will pay to ASML and Zeiss collectively a running royalty equal to eight tenths of one percent (0.8%) of the net sales price of entire immersion lithography systems (where for purposes of clarification “net sales price” is determined based on sales revenue booked for a system first shipped to a customer) that are Nikon Licensed Products sold during the period commencing on the signature date and continuing for ten (10) years (or made during and sold after that period; where for purposes of clarification an immersion lithography system is made as of the date that it passes final qualification testing).

The Definitive Agreement shall allocate responsibility for payment of the aforementioned sum and running royalty to Nikon as between ASML and Zeiss, and to the extent any such amount(s) are jointly owed to Nikon, ASML and Zeiss will be jointly and severally liable for payment of any such amount(s).

EXHIBIT C
Form of Press Release
NIKON, ASML AND CARL ZEISS SIGN AGREEMENT TO SETTLE ALL LITIGATION
TOKYO, Japan, VELDHOVEN, the Netherlands and OBERKOCHEN, Germany - January 23, 2019 - Nikon Corporation (“Nikon”) (TYO: 7731), ASML Holding N.V. (“ASML”) (NASDAQ: ASML) and Carl Zeiss SMT GmbH (“Zeiss”) have signed a Memorandum of Understanding relating to a comprehensive settlement of all legal proceedings over patents for lithography equipment and digital cameras.
The Memorandum of Understanding is a binding agreement that concerns all pending disputes between Nikon, ASML and Zeiss in Europe, Japan and the United States, including at the U. S. International Trade Commission.  The three companies expect to execute a definitive settlement and cross-license agreement and dismiss all legal proceedings between the parties in February 2019. The terms of the Memorandum include a payment to Nikon by ASML and Zeiss of a total of EUR 150 million (approximately 19.0 billion Japanese Yen*).  Furthermore, the cross-license agreement contemplated by the Memorandum includes mutual royalty payments of 0.8% over the sales of immersion lithography systems for 10 years from the signature date of the parties’ definitive agreement.
* Based on an exchange rate of 1 EUR = 125 yen